Exhibit 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the reporting year January 1, 2021 to December 31, 2021

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s.1) Fiscal year covered by the statement: from January 1, 2021 to December 31, 2021 Name of the entity ﬁling the statement: Suncor Energy Inc. Name(s) of the subsidiary or subsidiaries for which the entity ﬁles the statement, where applicable: Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership; Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership CERTIFICATE I certify that I have examined the information contained in the statement of Suncor Energy Inc. for the ﬁscal year that began on January 1, 2021 and ended on December 31, 2021 . To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete. Full name of the ofﬁcer or director: Alister Cowan Title of position: Chief Financial Officer Date: May 27, 2022 “Alister Cowan”

Extractive Sector Transparency Measures Act - Annual Report Reporting Entity Name Suncor Energy Inc. Reporting Year From 01/01/2021 To: 12/31/2021 Date submitted 05/30/2022 Reporting Entity ESTMA Identification Number E405435 Original Submission Amended Report Other Subsidiaries Included (optional field) For Consolidated Reports - Subsidiary Reporting Entities Included in Report: Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970 Not Substituted Attestation by Reporting Entity In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. Full Name of Director or Officer of Reporting Entity Alister Cowan Date 05/27/2022 Position Title Chief Financial Officer

# Extractive Sector Transparency Measures Act - Annual Report

| | | | |
|---|---|---|---|
| **Reporting Year** | From: 01/01/2021 | To: 12/31/2021 | |
| **Reporting Entity Name** | Suncor Energy Inc. | **Currency of the Report** | CAD |
| **Reporting Entity ESTMA Identification Number** | E405435 | | |
| **Subsidiary Reporting Entities (if necessary)** | Petro-Canada Terra Nova Partnership: E368056,<br>Petro-Canada Hibernia Partnership: E014222,<br>Petro-Canada Hebron Partnership: E294659,<br>Canadian Oil Sands Partnership: E984046,<br>Suncor Energy Oil Sands Limited Partnership: E761283,<br>Suncor Energy Offshore Exploration Partnership: E718793,<br>Suncor Energy Ventures Partnership: E895970 | | |

## Payments by Payee

| Country | Payee Name | Departments, Agency, etc… within Payee that Received Payments[2] | Taxes | Royalties | Fees | Production Entitlements | Bonuses | Dividends | Infrastructure Improvement Payments | Total Amount paid to Payee | Notes |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Canada | Government of Canada | | 82,550,000 | 37,240,000 | 740,000 | - | - | - | - | 120,530,000 | Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose, Hebron and Hibernia Extension projects. |
| Canada | Canada Newfoundland and Labrador Offshore Petroleum Board | | - | - | 3,370,000 | - | - | - | - | 3,370,000 | |
| Canada -Alberta | Athabasca Chipewyan First Nation | | - | - | 8,780,000 | - | - | - | - | 8,780,000 | |
| Canada -Alberta | Fort Chipewyan Metis Local 125 | | - | - | 1,890,000 | - | - | - | - | 1,890,000 | |
| Canada -Alberta | Fort McKay First Nation | | - | - | 980,000 | - | - | - | - | 980,000 | |
| Canada -Alberta | Fort McKay Metis Community Association | | - | - | 2,440,000 | - | - | - | - | 2,440,000 | |
| Canada -Alberta | Fort McMurray #468 First Nation | | - | - | 2,280,000 | - | - | - | - | 2,280,000 | |
| Canada -Alberta | Fort McMurray Metis Local 1935 | | - | - | 1,040,000 | - | - | - | - | 1,040,000 | |
| Canada -Alberta | Government of Alberta | | 63,990,000 | 590,500,000 | 24,620,000 | - | - | - | - | 679,110,000 | |
| Canada -Alberta | Mikisew Cree First Nation | | - | - | 550,000 | - | - | - | - | 550,000 | |
| Canada -Alberta | Municipality of Wood Buffalo (Alberta) | | 47,430,000 | - | 130,000 | - | - | - | - | 47,560,000 | |
| Canada -Alberta | Chipewyan Prairie First Nation | | - | - | 1,070,000 | - | - | - | - | 1,070,000 | |
| Canada -Alberta | Willow Lake Metis Association | | - | - | 550,000 | - | - | - | - | 550,000 | |
| Canada -Alberta | Conklin Metis Local #193 | | - | - | 400,000 | - | - | - | - | 400,000 | |
| Canada -Newfoundland and Labrador | Government of Newfoundland and Labrador | | - | 215,950,000 | - | - | - | - | - | 215,950,000 | Includes royalties paid in relation to the Hibernia Base project. |
| Canada -Quebec | Government of Quebec | | 40,000 | - | - | - | - | - | - | 40,000 | |
| Libya | Government of Libya | National Oil Corporation | 103,180,000 | 244,610,000 | - | - | 830,000 | - | - | 348,620,000 | Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2021 consolidated financial statements.<br>Translated using the financial year average foreign exchange rates: 1 USD : 1.2536 CAD. |
| Norway | Government of Norway | | - | - | 130,000 | - | - | - | - | 130,000 | Translated using the financial year average foreign exchange rate: 1 NOK : 0.1459 CAD. |
| United Kingdom of Great Britain and Northern Ireland | Her Majesty's Government of the United Kingdom of Great Britain and Northern Ireland | Her Majesty's Revenue and Customs Cumbernauld | 209,180,000 | - | - | - | - | - | - | 209,180,000 | Translated using the financial year average foreign exchange rate: 1 GBP : 1.7247 CAD. |

**Additional Notes:**
- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.

# Extractive Sector Transparency Measures Act - Annual Report

| | | | |
|---|---|---|---|
| **Reporting Year** | **From:** 01/01/2021 | **To:** 12/31/2021 | |
| **Reporting Entity Name** | Suncor Energy Inc. | **Currency of the Report** | CAD |
| **Reporting Entity ESTMA Identification Number** | E405435 | | |
| **Subsidiary Reporting Entities (if necessary)** | Petro-Canada Terra Nova Partnership: E368056,<br>Petro-Canada Hibernia Partnership: E014222,<br>Petro-Canada Hebron Partnership: E294659,<br>Canadian Oil Sands Partnership: E984046,<br>Suncor Energy Oil Sands Limited Partnership: E761283,<br>Suncor Energy Offshore Exploration Partnership: E718793,<br>Suncor Energy Ventures Partnership: E895970 | | |

## Payments by Project

| Country | Project Name | Taxes | Royalties | Fees | Production Entitlements | Bonuses | Dividends | Infrastructure Improvement Payments | Total Amount paid by Project | Notes |
|---|---|---|---|---|---|---|---|---|---|---|
| Canada -Alberta | Base Mine | 18,660,000 | 201,230,000 | 9,270,000 | - | - | - | - | 229,160,000 | |
| Canada -Alberta | Firebag | 25,720,000 | 315,450,000 | 4,520,000 | - | - | - | - | 345,690,000 | |
| Canada -Alberta | MacKay River | 3,000,000 | 73,810,000 | 2,050,000 | - | - | - | - | 78,860,000 | |
| Canada -Newfoundland and Labrador | Hebron | - | 8,640,000 | - | - | - | - | - | 8,640,000 | |
| Canada -Newfoundland and Labrador | Hibernia | - | 226,970,000 | - | - | - | - | - | 226,970,000 | Hibernia Base and Extension projects have been combined for the purposes of this report. |
| Canada -Newfoundland and Labrador | Terra Nova | - | 8,240,000 | 3,370,000 | - | - | - | - | 11,610,000 | |
| Canada -Newfoundland and Labrador | White Rose | - | 9,350,000 | - | - | - | - | - | 9,350,000 | |
| Norway | Norway | - | - | 130,000 | - | - | - | - | 130,000 | Translated using the financial year average foreign exchange rate: 1 NOK : 0.1459 CAD. |
| Libya | Libya | 103,180,000 | 244,610,000 | - | - | 830,000 | - | - | 348,620,000 | Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2021 consolidated financial statements.<br>Translated using the financial year average foreign exchange rates: 1 USD : 1.2536 CAD. |
| United Kingdom of Great Britain and Northern Ireland | U.K. Oil & Gas Taxes | 209,180,000 | - | - | - | - | - | - | 209,180,000 | Translated using the financial year average foreign exchange rate: 1 GBP : 1.7247 CAD. |
| Canada | Other | 50,000 | - | 29,620,000 | - | - | - | - | 29,670,000 | Includes Emerging properties in the Oil Sands business unit (Meadow Creek, Lewis, Frontier, Chard, Dover, Gregoire, Tamarack and Voyageur) and North America Onshore in the Exploration and Production business unit. |
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**Additional Notes:**

- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.